Via Facsimile and U.S. Mail
Mail Stop 6010

August 31, 2007

Mark A. Prygocki, Sr.
Executive Vice President, Chief Financial Officer
and Treasurer
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, AZ 85258-2463

Re: Medicis Pharmaceutical Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-14471

Dear Mr. Prygocki:

We have reviewed your July 23, 2007 response to our June 26, 2007 comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Items Deducted From Gross Revenue, page 60

1.   We acknowledge your response indicating that you are unable to match returns with sales made during a particular fiscal year. Please explain to us how you are able to determine, and how your auditors are able to agree, for any period end, that your financial statements were materially correct; that you made no accounting errors; and that you reasonably estimated the deductions from gross sales identified as critical accounting estimates if you could not identify amounts

that affect current period estimates that actually relate to prior periods. We believe that you should quantify changes in estimates that you deem critical. Please provide this information in disclosure-type format or state that no material revisions were recognized. If you consider these amounts to be immaterial, explain how you came to that conclusion.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant